MUTUAL FUND SERIES TRUST

4221 North 203rd Street, Suite 100

Elkhorn, NE 68022

December 3, 2020

Public Filing Desk U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549
Re:	Mutual Fund Series Trust (CIK No. 0001355604) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Mutual Fund Series Trust (the “Trust”) filed Post-Effective Amendment No. 463 to the Trust’s Registration Statement filed pursuant to Rule 485(a) on behalf of the Catalyst Dynamic Portfolio Fund on October 16, 2020 (SEC Accession No. 0001580642-20-003761) (the “Amendment”). The Trust has determined that the filing of the Amendment is no longer advisable to the Trust or its shareholders, and therefore, it is in the best interests of the Trust and the public that the filing be withdrawn. No securities were sold in connection with the offering. The Trust requests that the Amendment be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

It is Trust’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Securities and Exchange Commission (“SEC”) unless the Trust receives notice from the SEC otherwise.

Please direct any questions concerning this letter to me at (631) 629-4237 or Philip Sineneng at Thompson Hine LLP, counsel to the Trust at (614) 469-3217.

Very truly yours,

MUTUAL FUND SERIES TRUST

By: /s/ Jennifer Bailey
Jennifer Bailey, Secretary